Media Contact: Gary Mickelson, 479-290-6111
Investor Contact: Ruth Ann Wisener, 479-290-4235

TYSON REPORTS THIRD QUARTER
AND NINE MONTHS RESULTS

- *3rd quarter EPS of $0.31 as compared to a loss of $0.15 last year*
- *All four segments improved sales and operating income compared to same quarter last year*
    - *Beef sales increased $330 million, operating income increased $43 million*
    - *Chicken sales increased $146 million, operating income increased $154 million*
    - *Pork sales increased $99 million, operating income increased $25 million*
    - *Prepared Foods sales increased $5 million, operating income increased $13 million*
- *Sales and operating income improved versus second quarter fiscal 2007 in all four segments*
- *Revised fiscal 2007 diluted earnings per share are estimated to be $0.82 to $0.92*

Springdale, Arkansas – July 30, 2007 - Tyson Foods, Inc. (NYSE: TSN), today reported earnings of $0.31 per diluted share for the third fiscal quarter ended June 30, 2007, compared to a loss of $0.15 per diluted share in the same quarter last year. Third quarter 2007 sales were $7.0 billion compared to $6.4 billion for the same period last year. Operating income was $209 million compared to operating loss of $25 million, and net income was $111 million compared to a net loss of $52 million, for the same period last year.

Diluted earnings per share for the nine months of fiscal 2007 were $0.66 compared to a diluted loss per share of $0.41 in the same period last year. Sales for the nine months of fiscal 2007 were $20.0 billion compared to $19.1 billion for the same period last year. Operating income for the nine months of fiscal 2007 was $512 million compared to operating loss of $57 million, and net income was $236 million compared to net loss of $140 million, for the same period last year. Operating loss for the nine months of fiscal 2006 included $59 million, or $0.11 per diluted share, of costs related to beef and prepared foods plant closings.

"This was another good quarter for us, and all the credit goes to Tyson team members," said Richard L. Bond, president and chief executive officer. "They're focused intently on executing our business plans and Cost Management Initiative, and our earnings reflect their work.

"Sales dollars, operating income and operating margins are greatly improved in all four segments over the third quarter of 2006 as well as the second quarter of 2007," Bond said. "Sales volumes were down overall, primarily as a result of planned production cuts and the impact of price increases.

"It's an exciting time to be at Tyson Foods with our Raised Without Antibiotics and Any'tizers™ product launches, the new "Thank You, Mom" advertising campaign and our renewable fuels venture with Syntroleum. We will continue working toward more game changers like these for our company."

Outlook

The Company has revised its outlook for fiscal 2007 diluted earnings per share to be in the range of $0.82 to $0.92.

Segment Performance Review (in millions)

	Sales (for the third quarter and nine months ended June 30, 2007, and July 1, 2006)							
	Third Quarter				**Nine Months**			
	2007	**2006**	**Volume Change**	**Avg. Price Change**	**2007**	**2006**	**Volume Change**	**Avg. Price Change**
Chicken	$2,068	$1,922	(9.5)%	18.8%	$6,065	$5,968	(5.2)%	7.2%
Beef	3,362	3,032	(1.9)%	13.0%	9,431	8,804	2.3%	4.7%
Pork	853	754	6.5%	6.1%	2,485	2,275	4.5%	4.5%
Prepared Foods	666	661	(5.0)%	6.0%	2,004	1,995	(2.5)%	3.1%
Other	9	14	n/a	n/a	32	46	n/a	n/a
Total	**$6,958**	**$6,383**	**(4.0)%**	**13.5%**	**$20,017**	**$19,088**	**(0.8)%**	**5.7%**

	Operating Income (Loss) (for the third quarter and nine months ended June 30, 2007, and July 1, 2006)							
	Third Quarter				**Nine Months**			
			Operating Margin				**Operating Margin**	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Chicken	$95	$(59)	4.6%	(3.1)%	$229	$73	3.8%	1.2%
Beef	33	(10)	1.0%	(0.3)%	34	(262)	0.4%	(3.0)%
Pork	37	12	4.3%	1.6%	111	32	4.5%	1.4%
Prepared Foods	26	13	3.9%	2.0%	77	46	3.8%	2.3%
Other	18	19	n/a	n/a	61	54	n/a	n/a
Total	**$209**	**$(25)**	**3.0%**	**(0.4)%**	**$512**	**$(57)**	**2.6%**	**(0.3)%**

Items impacting operating income (loss):

Q3 2007:
$10 million gain on sale of two poultry plants and related support facilities (Chicken)
$5 million charge related to a software impairment (allocated among segments)

YTD 2007:
$10 million gain on sale of two poultry plants and related support facilities (Chicken)
$9 million gain on disposition of aircraft (allocated among segments)
$6 million charge related to an intangible asset impairment (Prepared Foods)
$5 million charge related to a software impairment (allocated among segments)

YTD 2006:
$44 million charge related to plant closings (Beef)
$13 million charge related to plant closings (Prepared Foods)

Chicken (29.7% of Net Sales, 45.5% of Total Operating Income – 3rd Quarter 2007)
     (30.3% of Net Sales, 44.7% of Total Operating Income – Nine Months 2007)

Chicken segment sales were $2.1 billion and $6.1 billion, respectively, in the third quarter and nine months of fiscal 2007. Chicken segment operating income was $95 million and $229 million, respectively, in the third quarter and nine months of fiscal 2007. Operating results were impacted positively by improved average sales prices, partially offset by decreased sales volumes as a result of planned production cuts, the sale of two poultry plants and related support facilities, lower leg quarter volumes and the closure of a poultry plant in fiscal 2006 due to a fire. Operating results were also adversely impacted by increased net grain costs of $113 million and $138 million, respectively, for the third quarter and nine months of fiscal 2007, as compared to the same periods of fiscal 2006. The increase of net grain costs for the third quarter and nine months of fiscal 2007 includes $120 million and $229 million of increased grain costs partially offset by increased net gains of $7 million and $91 million, respectively, from the Company's commodity risk management activities related to grain purchases, as compared to the same periods of fiscal 2006. Additionally, operating income improved due to decreased selling, general and administrative expenses in the nine months of fiscal 2007 as compared to the same period last year. Also, in the third quarter of fiscal 2007, the Company recognized a gain of $10 million related to the sale of two poultry plants and related support facilities.

Beef (48.3% of Net Sales, 15.8% of Total Operating Income – 3rd Quarter 2007)
   (47.1% of Net Sales, 6.6% of Total Operating Income – Nine Months 2007)

Beef segment sales were $3.4 billion and $9.4 billion, respectively, in the third quarter and nine months of fiscal 2007. Beef segment operating income was $33 million and $34 million, respectively, in the third quarter and nine months of fiscal 2007. Operating results were positively impacted by increased average sales prices, prior year plant rationalizations, operating cost efficiencies and yield improvements, partially offset by higher average live prices. Operating loss for the nine months of fiscal 2006 included $44 million of plant closing related accruals. Operating results were also positively impacted in the third quarter and nine months of fiscal 2007 by improvements of $39 million and $34 million, respectively, from the Company's commodity risk management activities related to forward futures contracts for live cattle, excluding the related impact from the physical purchase transactions, as compared to the same periods of fiscal 2006. Additionally, operating results improved due to a decrease in selling, general and administrative expenses as compared to the same periods last year.

Pork (12.3% of Net Sales, 17.7% of Total Operating Income – 3rd Quarter 2007)
     (12.4% of Net Sales, 21.7% of Total Operating Income – Nine Months 2007)

Pork segment sales were $853 million and $2.5 billion, respectively, in the third quarter and nine months of fiscal 2007. Pork segment operating income was $37 million and $111 million, respectively, in the third quarter and nine months of fiscal 2007. Operating results were impacted positively by higher average sales prices, strong export sales, increased sales volumes, operating cost efficiencies and yield improvements, partially offset by higher average live prices.

Prepared Foods (9.6% of Net Sales, 12.4% of Total Operating Income – 3rd Quarter 2007)
            (10.0% of Net Sales, 15.0% of Total Operating Income – Nine Months 2007)

Prepared Foods segment sales were $666 million and $2.0 billion, respectively, in the third quarter and nine months of fiscal 2007. Prepared Foods segment operating income was $26 million and $77 million, respectively, in the third quarter and nine months of fiscal 2007. Operating results were impacted positively by higher average sales prices in both the third quarter and nine months, partially offset by increased raw material costs in the third quarter. The operating results for nine months of fiscal 2007 include an intangible impairment charge of $6 million. Operating income for the nine months of fiscal 2006 included $13 million of plant closing related accruals.

TYSON FOODS, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(In millions, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended	
	June 30, 2007	July 1, 2006	June 30, 2007	July 1, 2006
Sales	$ 6,958	$ 6,383	$ 20,017	$ 19,088
Cost of Sales	6,531	6,180	18,890	18,388
	427	203	1,127	700
Selling, General and Administrative	218	230	613	700
Other Charges	-	(2)	2	57
Operating Income (Loss)	209	(25)	512	(57)
Other (Income) Expense:				
Interest	55	63	170	172
Other	(7)	(12)	(12)	(13)
Income (Loss) before Income Taxes	161	(76)	354	(216)
Income Tax (Benefit) Expense	50	(24)	118	(76)
Net Income (Loss)	$ 111	$ (52)	$ 236	$ (140)
Weighted Average Shares Outstanding:				
Class A Basic	279	249	271	246
Class B Basic	70	96	77	99
Diluted	356	345	355	345
Earnings (Loss) Per Share:				
Class A Basic	$ 0.32	$ (0.15)	$ 0.69	$ (0.41)
Class B Basic	$ 0.29	$ (0.14)	$ 0.62	$ (0.38)
Diluted	$ 0.31	$ (0.15)	$ 0.66	$ (0.41)
Cash Dividends Per Share:				
Class A	$ 0.040	$ 0.040	$ 0.120	$ 0.120
Class B	$ 0.036	$ 0.036	$ 0.108	$ 0.108
Sales Growth (Decline)	9.0%	(4.8)%	4.9%	(2.2)%
Margins: (Percent of Sales)				
Gross Profit	6.1%	3.2%	5.6%	3.7%
Operating Income (Loss)	3.0%	(0.4)%	2.6%	(0.3)%
Net Income (Loss)	1.6%	(0.8)%	1.2%	(0.7)%
Effective Tax Rate	31.2%	32.4%	33.3%	35.3%

TYSON FOODS, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS
(In millions)

	(Unaudited) June 30, 2007		September 30, 2006	
Assets				
Current Assets:				
Cash and cash equivalents	$	48	$	28
Short-term investment		-		770
Accounts receivable, net		1,306		1,183
Inventories		2,201		2,057
Other current assets		97		149
Total Current Assets		3,652		4,187
Net Property, Plant and Equipment		3,697		3,945
Goodwill		2,512		2,512
Other Assets		455		477
Total Assets	$	10,316	$	11,121
Liabilities and Shareholders' Equity				
Current Liabilities:				
Current debt	$	150	$	992
Trade accounts payable		997		942
Other current liabilities		802		912
Total Current Liabilities		1,949		2,846
Long-Term Debt		2,827		2,987
Deferred Income Taxes		405		495
Other Liabilities		452		353
Shareholders' Equity		4,683		4,440
Total Liabilities and Shareholders' Equity	$	10,316	$	11,121

TYSON FOODS, INC.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(In millions)
(Unaudited)

	Three Months Ended		Nine Months Ended	
	June 30, 2007	July 1, 2006	June 30, 2007	July 1, 2006
Cash Flows From Operating Activities:				
Net income (loss)	$ 111	$ (52)	$ 236	$ (140)
Depreciation and amortization	130	130	386	383
Plant closing-related and other charges	(1)	(6)	(8)	46
Deferred income taxes and other, net	(26)	10	33	(111)
Net changes in working capital	(252)	(139)	(342)	(63)
Cash Provided by (Used for) Operating Activities	(38)	(57)	305	115
Cash Flows From Investing Activities:				
Additions to property, plant and equipment	(70)	(113)	(164)	(470)
Proceeds from sale of property, plant and equipment	57	1	65	14
Investment in marketable securities	2	50	2	11
Sale (purchase) of short-term investment	-	-	770	(750)
Other, net	2	1	8	11
Cash Provided by (Used for) Investing Activities	(9)	(61)	681	(1,184)
Cash Flows From Financing Activities:				
Net borrowing on revolving credit facilities	171	158	78	245
Payments of debt	(134)	(32)	(1,084)	(120)
Proceeds from notes offering	-	-	-	992
Purchases of treasury shares	(16)	(10)	(54)	(30)
Dividends	(14)	(14)	(42)	(41)
Stock options exercised	27	5	60	20
Other, net	26	7	72	12
Cash Provided by (Used for) Financing Activities	60	114	(970)	1,078
Effect of Exchange Rate Change on Cash	1	9	4	(5)
Increase in Cash and Cash Equivalents	14	5	20	4
Cash and Cash Equivalents at Beginning of Period	34	39	28	40
Cash and Cash Equivalents at End of Period	$ 48	$ 44	$ 48	$ 44

Tyson Foods, Inc., founded in 1935 with headquarters in Springdale, Arkansas, is the world's largest processor and marketer of chicken, beef and pork, the second-largest food production company in the *Fortune* 500 and a member of the S&P 500. The Company produces a wide variety of protein-based and prepared food products and is the recognized market leader in the retail and foodservice markets it serves. Tyson provides products and service to customers throughout the United States and more than 80 countries. The Company has approximately 104,000 Team Members employed at more than 300 facilities and offices in the United States and around the world. Through its Core Values, Code of Conduct and Team Member Bill of Rights, Tyson strives to operate with integrity and trust and is committed to creating value for its shareholders, customers and Team Members. The Company also strives to be faith-friendly, provide a safe work environment and serve as stewards of the animals, land and environment entrusted to it.

A conference call to discuss the Company's financial results will be held at 9 a.m. Eastern today. To listen live via telephone, call 800-369-3148. A pass code and the leader's name will be required to join the call. The pass code is Tyson Foods and the leader's name is Ruth Ann Wisener. International callers dial 210-234-8000. The call also will be webcast live on the Internet at http://ir.tyson.com. Financial information, such as this news release, as well as other supplemental data, including Company distribution channel information, can be accessed from the Company's web site at http://ir.tyson.com. A telephone replay will be available through August 30 at 866-378-0634. International callers dial 203-369-0315. An MP3 file of today's call will be available on the Company's website for one year.

Forward-Looking Statements
Certain information contained in the press release may constitute forward-looking statements, such as statements relating to expected earnings and results. These forward-looking statements are subject to a number of factors and uncertainties which could cause the Company's actual results and experiences to differ materially from the anticipated results and expectations, expressed in such forward-looking statements. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Among the factors that may cause actual results and experiences to differ from the anticipated results and expectations expressed in such forward-looking statements are the following: (i) fluctuations in the cost and availability of inputs and raw materials, such as live cattle, live swine, feed grains (including corn and soybean meal) and energy; (ii) market conditions for finished products, including competition from other global and domestic food processors, the supply and pricing of competing products and alternative proteins and the demand for alternative proteins; (iii) risks associated with effectively evaluating derivatives and hedging activities; (iv) access to foreign markets together with foreign economic conditions, including currency fluctuations, import/export restrictions and foreign politics; (v) outbreak of a livestock disease (such as avian influenza (AI) or bovine spongiform encephalopathy (BSE)), which could have an effect on livestock owned by the Company, the availability of livestock for purchase by the Company, consumer perception of certain protein products or the Company's ability to access certain domestic and foreign markets; (vi) successful rationalization of existing facilities, and the operating efficiencies of the facilities; (vii) changes in the availability and relative costs of labor and contract growers and the ability of the Company to maintain good relationships with employees, labor unions, contract growers and independent producers providing livestock to the Company; (viii) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (ix) changes in consumer preference and diets and the Company's ability to identify and react to consumer trends; (x) significant marketing plan changes by large customers or the loss of one or more large customers; (xi) adverse results from litigation; (xii) risks associated with leverage, including cost increases due to rising interest rates or changes in debt ratings or outlook; (xiii) compliance with and changes to regulations and laws (both domestic and foreign), including changes in accounting standards, tax laws, environmental laws and occupational, health and safety laws; (xiv) the ability of the Company to make effective acquisitions and successfully integrate newly acquired businesses into existing operations; (xv) effectiveness of advertising and marketing programs; (xvi) the effect of, or changes in, general economic conditions; and (xvii) those factors listed under Item 1A. "Risk Factors" included in the Company's September 30, 2006, Annual Report filed on Form 10-K.